Exhibit 1K-6.10

Interest Waiver Agreement

1.	Parties; note; effective date. This Interest Waiver Agreement (this “Agreement”) is entered into by and between Ernest G Lee (“Lender”) and FirstVitals Inc (“Borrower”) and is effective as of May 10, 2026 (“Effective Date”). This Agreement relates to those certain promissory notes executed by Borrower in favor of Lender as detailed in Exhibit A (each as amended, restated, supplemented, or otherwise modified in writing, collectively the “Notes”). Capitalized terms not defined in this Agreement have the meanings given in the Note.

2.	Recitals; intent; consideration. Borrower and Lender acknowledge that (a) each of the Notes provides for the payment of interest and related amounts as stated in the applicable Note, (b) Lender desires to waive, and Borrower desires to accept, a limited waiver of interest as set forth in this Agreement, and (c) the parties intend that this Agreement be a binding written waiver that is intentional and voluntary and that may be proven by clear and convincing evidence. Value received and other good and valuable consideration are acknowledged by each party, and the sufficiency of such consideration is confirmed.

3.	Definitions. For purposes of this Agreement: (a) “Interest” means all interest that would otherwise accrue or be payable under the Notes, including any stated rate, variable rate, default rate, or other interest calculation method set forth in the Note; (b) “Waived Interest” means Interest that would otherwise be due and payable but for this Agreement; and (c) “Maximum Lawful Rate” means the maximum non-usurious rate of interest permitted to be charged, contracted for, or received under applicable California law, as such law may be amended from time to time.

4.	Express, limited waiver of interest (intentional and voluntary). Subject to the terms of this Agreement, Lender hereby voluntarily, intentionally, and expressly waives Borrower’s obligation to pay Waived Interest under the Notes. Until the principal amount is repaid (a) Lender will not demand, invoice, accelerate, sue for, or otherwise seek payment of Waived Interest; and (b) Borrower will have no obligation to pay Waived Interest. This is a limited waiver only and does not waive, release, or impair any obligation to pay principal, or any fees, costs, expenses, indemnities, or other amounts (if any) payable under the Notes, except to the extent any such amount is required by applicable law to be treated as interest for usury purposes as provided in Section 6.

5.	No amendment of rate; no novation; reservation of rights; no implied waiver. Except as expressly stated in Section 4, (a) the Notes and all related terms remain unchanged and in full force and effect; (b) this Agreement does not constitute a novation, rescission, or satisfaction of the Note; (c) Lender reserves all rights and remedies under the Notes and applicable law; and (d) no delay, omission, course of dealing, acceptance of partial payments, or other conduct by Lender will constitute a waiver of any right unless set forth in a subsequent written waiver executed by Lender that expressly identifies the right waived and the period covered.

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6.	California usury savings; public policy compliance; characterization of charges. The parties expressly intend to comply at all times with applicable California usury and other public policy laws. Accordingly: (a) Borrower shall never be required to pay, and Lender shall never be entitled to charge, contract for, receive, or collect, Interest under the Note (as modified by this Agreement) at a rate or in an amount in excess of the Maximum Lawful Rate; (b) if any provision of the Note or this Agreement, or any payment, charge, fee, cost, expense, indemnification, premium, or other amount payable by Borrower (collectively, “Non-Principal Amounts”) would, as applied or construed, cause the Interest or other amounts treated as interest for usury purposes to exceed the Maximum Lawful Rate, then such provision shall be deemed automatically modified and reformed to the minimum extent necessary so that the Interest and all amounts treated as interest do not exceed the Maximum Lawful Rate, without the necessity of executing further documents; (c) any excess amount actually paid or received that is determined to be in excess of the Maximum Lawful Rate shall be immediately refunded by Lender to Borrower (or, at Lender’s election, credited first to amounts not constituting interest and then to principal), and such refund or credit shall cure and waive any related default to the extent caused solely by the application of such excess; and (d) in determining whether any Non-Principal Amounts constitute interest for usury purposes, the parties intend that such amounts be treated, to the maximum extent permitted by applicable law, as fees, costs, expenses, or indemnification amounts rather than interest; provided, however, that if applicable law requires any such amount to be treated as interest, it shall be treated as interest for purposes of applying the Maximum Lawful Rate and this Section 6 shall control over any conflicting provision of the Note or this Agreement.

7.	Application of payments; effect of waiver. Unless the applicable Note expressly provides otherwise, payments and recoveries under the applicable Note shall be applied: (a) first, to accrued and unpaid fees, costs, and expenses (if any) payable under such Note; and (b) second, to principal. Because Waived Interest is waived, amounts paid by Borrower that would otherwise have been applied to Waived Interest shall instead be applied in accordance with the foregoing order as if the Waived Interest tier were zero.

8.	Acknowledgments regarding clear and convincing evidence. Each party acknowledges and agrees that: (a) it has read this Agreement, understands it, and is entering into it knowingly and voluntarily, without coercion or duress; (b) it has had the opportunity to consult with independent legal counsel of its choosing (or has knowingly elected not to do so); (c) Lender’s waiver is intentional, express, and limited to Waived Interest; (d) Borrower is not relying on any oral statements or prior writings regarding waiver of interest other than this Agreement; and (e) this Agreement is intended to constitute written evidence sufficient to establish the waiver and the parties’ intent by clear and convincing evidence.

9.	No adverse inference; no admission. This Agreement is a compromise of payment terms only and does not constitute, and shall not be construed as, an admission of any claim, defense, wrongdoing, or unenforceability of the Note or any obligation thereunder.

10.	Governing law; venue. This Agreement and any dispute arising out of or relating to the Note or this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict-of-laws principles.

11.	Execution; counterparts; electronic signatures. This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one instrument. Signatures delivered by electronic means shall be effective as originals.

<Signature Page Follows>

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Borrower, FirstVitals Inc

/s/ Myron Karasik
Name: Myron Karasik
Title: Chair of Audit Committee, Board of Directors

Lender, Ernest G. Lee

/s/ Ernest G. Lee
Ernest G. Lee
Lender

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Exhibit A

Promissory Notes

Date	Principal Amount	Maturity Date	Interest
9/24/2024	$2,000	Sep. 25, 2025	5% per annum
9/30/2024	$20,000	Oct. 1, 2025	5% per annum
11/15/2024	$25,000	Nov. 16, 2025	5% per annum
12/13/2024	$10,000	Dec. 14, 2025	5% per annum

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